UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2025

(Date of Report (Date of earliest event reported))

FUNDRISE DEVELOPMENT EREIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Net Asset Value as of September 30, 2025

As of September 30, 2025, our net asset value (“NAV”) per common share is $8.72. This NAV per common share shall be effective until updated by us on or about December 31, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

	As of	As of
(In thousands, except share and per share amounts)	September 30, 2025 [1]	June 30, 2025 [1]
ASSETS
Investments, at fair value	$117,986	$119,134
Cash and cash equivalents	3,921	3,311
Other assets	2,368	2,891
Total Assets	$124,275	$125,336

LIABILITIES
Accounts payable	$938	$1,120
Due to related party	732	498
Note payable - related party	49,694	45,252
Dividends payable	-	52
Total Liabilities	$51,364	$46,922

NET ASSETS CONSIST OF:
Fundrise Development eREIT, LLC Members’ Equity:
Common shares; 8,363,261 and 8,857,008 shares outstanding for the period ended September 30, 2025 and June 30, 2025, respectively [2]	$90,298	$94,660
Accumulated deficit and cumulative distributions [2]	(12,797)	(13,738)
Net adjustments to fair value	(4,590)	(2,508)
NET ASSETS	$72,911	$78,414
NET ASSET VALUE PER SHARE, on 8,363,261 and 8,857,008 shares outstanding for the period ended September 30, 2025 and June 30, 2025, respectively	$8.72	$8.85

[1]  Estimated Balance Sheets as of September 30, 2025 and June 30, 2025.

[2]  Cumulative distributions have been reclassified from “Common shares” to “Retained earnings” to align with our financial reporting presentation. This adjustment is presentational only and does not affect our NAV per share.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Share Redemption Plan Status

In advance of a proposed merger involving the Company, the Company’s redemption plan is currently temporarily suspended and the Company is not currently processing redemption requests.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2019 to September 30, 2025.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$9.97
September 30, 2020	$10.00
December 31, 2020	$10.43
August 2, 2021	$10.72
December 31, 2021	$10.78
March, 31, 2022	$10.77
June 30, 2022	$10.66
September 30, 2022	$10.65
December 31, 2022	$10.60
March 31, 2023	$10.38
June 30, 2023	$10.33
September 30, 2023	$10.12
December 30, 2023	$9.52
March 29, 2024	$9.49
June 29, 2024	$9.57
September 30, 2024	$9.27
December 31, 2024	$8.95
March 31, 2025	$8.86
June 30, 2025	$8.85
September 30, 2025	$8.72

Real Estate Performance

The Company experienced a decrease in NAV as the majority of the Company’s assets, specifically, the Company’s C20 Controlled Subsidiary and Carmel Villas Controlled Subsidiary, continue to progress through their respective business plans.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE DEVELOPMENT EREIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date:     October 1, 2025